Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE	Media Contact: Sarah Bryce, (626) 302-8009
Investor Relations Contact: Sam Ramraj, (626) 302-2540

Brian Keith Trent Joins Edison International and
Southern California Edison’s Boards of Directors

ROSEMEAD, Calif., October 25, 2018 — Edison International (NYSE:EIX) and Southern California Edison announced that Brian Keith Trent has been elected to the board of directors of each company, effective today.

“Keith’s leadership experience in the energy and utility industries, as well as his extensive background in legal and regulatory affairs, will provide our boards with valuable expertise,” said Bill Sullivan, chair of the Edison International board of directors. “We look forward to Keith’s guidance and counsel as our newest board member.”

“Keith’s impressive background on both the regulated and unregulated sides of the energy business will contribute important perspective and insight to our companies on a variety of significant issues,” said Pedro Pizarro, president and chief executive officer of Edison International.

Trent, 59, is a former executive at Duke Energy, where he served in a variety of leadership roles for more than 13 years. Most recently, he was executive vice president, Grid Solutions and president, Midwest and Florida Regions at the company. Previously, during his tenure at Duke, Trent served as executive vice president and chief operating officer, Regulated Utilities; group executive and president, Commercial Businesses; group executive and Chief Strategy, Policy and Regulatory Officer; group executive and Chief Development Officer; and group vice president, General Counsel and Secretary.

Prior to joining Duke Energy in 2002, Trent was a partner and co-founder of the law firm Snell, Brannian & Trent for 11 years. Before establishing the law firm, Trent worked as an attorney at Jackson Walker L.L.P, and as a reservoir/production engineer at ARCO Oil & Gas Company.

Trent currently serves on the boards of TRC Companies, Inc., Capital Power Corporation, Forsite Development Inc. and AWP Inc. Previously, he was on the board of directors at the Electric Power Research Institute, the Keystone Center and Accenture Global Energy, as well as serving on the board of visitors at Wake Forest University School of Business.

He earned a bachelor of science degree in electrical engineering from Southern Methodist University, and a juris doctorate degree from the University of Texas College of Law.

About Edison International

Edison International (NYSE:EIX), through its subsidiaries, is a generator and distributor of electric power, as well as a provider of energy services and technologies, including renewable energy. Headquartered in Rosemead, Calif., Edison International is the parent company of Southern California Edison, one of the nation’s largest electric utilities. Edison International is also the parent company of Edison Energy, a portfolio of competitive businesses that provide commercial and industrial customers with energy management and procurement services. Edison Energy is independent from Southern California Edison.

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